EzFill Holdings, Inc.

67 NW 183rd St.

Miami, FL 33169

December 15, 2023

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Brian Fetterolf and Donald Field

Re:	EzFill Holdings, Inc.

Registration Statement on Form S-1

Filed November 28, 2023

File No. 333-275761

Dear Messrs. Fetterolf and Field:

EzFill Holdings, Inc. (the “Company”) previously submitted a Registration Statement on Form S-1 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) on November 28, 2023. Amendment No. 1 responds to the comment letter received on December 12, 2023 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below the comment of your letter followed by the Company’s response thereto.

Registration Statement on Form S-1 filed November 28, 2023

Risks Related to the Pending Acquisition of Next Charging, page 9

1.	Please revise to add a risk factor to discuss the potential dilution public shareholders could experience as a result of this offering and the contemplated acquisition of Next Charging. Please disclose the post-offering and post-acquisition ownership percentages for the different shareholder contingency groups, i.e. public shareholders, existing officers and directors and major shareholders and members of Next Charging who will receive shares in the exchange. Please include enough information so new public investors can fully appreciate the ownership of the company after the offering and the acquisition of Next Charging. Lastly, please include a cross-reference in the prospectus summary to this revised disclosure.

Response: The Company has revised its disclosures to incorporate the Staff’s comment. A risk factor noting the potential dilution shareholders could experience and the post-offering and post-acquisition ownership percentages been added to the Risks Related to the Pending Acquisition of Next Charging subsection, and a cross-reference has been added in the prospectus summary.

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Jeff Cahlon, of Sichenzia Ross Ference Carmel LLP at (212) 930-9700.

Sincerely,

/s/ Yehuda Levy
Yehuda Levy
Interim Chief Executive Officer

cc:	Jeff Cahlon